SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE’S LARGEST WIRELESS COMMUNICATION GROUP ANNOUNCES FIRST QUARTER 2004 CONSOLIDATED EARNINGS RESULTS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Salvador, Brazil – April, 26th 2004 – Tele Leste Celular Participações S.A. – “Tele Leste” (BOVESPA: TLCP3 (Common); TLCP4 (Preferred); NYSE: TBE), announces today its consolidated results for the first quarter of 2004. The closing rates for April 26, 2004 were: TLCP3 R$ 0.68 / 1,000 shares; TLCP4 R$ 0.64 / 1,000 shares; and TBE US$ 11.00 / ADR (1:50,000 PN shares). Tele Leste is the holding company controlling 100% of Telebahia Celular S.A. and Telergipe Celular S.A., leading wireless telecommunications service providers in the states of Bahia and Sergipe, respectively. It provides services in an area that covers 7% of the Brazilian territory and 9% of the total population of the country.

Except where otherwise stated, the financial and operating information here is presented on a consolidated basis in accordance with the Brazilian Corporate Law.

HIGHLIGHTS

TELE LESTE CELULAR

R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Net Operating Revenues	109.8	117.4	-6.5%	107.7	1.9%
Net Operating Income from Services	100.2	97.3	3.0%	102.5	-2.2%
Net Operating Income from Handsets	9.6	20.1	-52.2%	5.2	84.6%
Total Operating Costs	(80.2)	(87.4)	-8.2%	(77.8)	3.1%
EBITDA	29.6	30.0	-1.3%	29.9	-1.0%
EBITDA Margin (%)	27.0%	25.6%	1.4p.p.	27.8%	-0.8p.p.
Depreciation and Amortization	(28.9)	(32.4)	-32.4%	(46.1)	-37.3%
EBIT	0.7	(2.4)	-129.2%	(16.2)	-104.3%
Loss in the Period	(4.1)	(6.6)	-37.9%	(16.2)	-74.7%
Earnings per share (R$ per 1,000 shares)	(0.009)	(0.014)	-35.7%	(0.034)	-73.5%
Loss per ADR (R$)	(0.43)	(0.69)	-37.7%	(1.69)	-74.6%
Number of shares (billion)	480.6	479.4	0.3%	479.4	0.3%

Investments	14.4	55.5	-74.1%	6.1	136.1%
Investment as % of revenues	13.1%	47.3%	34.2p.p	5.6%	7.5p.p.
Operating Cash Flow	15.2	(25.5)	-	22.7	-33.0%

Customers (thousands)	1,189	1.126	5.6%	976	21.8%
Net Additions	63	101	(37.6%)	4	1475.0%

Total figures are subject to discrepancies resulting from rounding up/down.

Tele Leste, along with Telesp Celular Participações S.A. - TCP, Celular CRT Participações S.A.- CRT, and Tele Sudeste Celular Participações S.A. - TSD make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13, 2003, the “Vivo” brand was launched to unify the group’s operations, providing evidence of its coverage area and capitalizing on its national coverage and market strategy. Today the brand is Top of Mind in the Brazilian market.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

HIGHLIGHTS 1Q04

  Customer base reached 1.189 million, an increase of 21.8% and 5.6%, when compared to 1Q03 and 4Q03, respectively.

  Commercial activity was intense, as reflected by net additions of 63 thousand new users in 1Q04, compared to 4 thousand in 1Q03.

  EBITDA margin in 1Q04 was 27.0%, stable when compared to 1Q03, despite the competitive environment (4 wireless operators).

  Net debt fell by 21.4% compared to 1Q03

  Productivity rose 41.8% and 5.8% compared to 1Q03 and 4Q03, respectively.

  Data Revenues is presenting strong growth, and represents 1.5% of net operating revenues from services in the quarter (0.9% in 1Q03).

Technological Innovation

In December 2003 Tele Leste began operating high-speed Wireless Internet with its CDMA 1xRTT network. On March 31, 2004, the 1xRTT covered 10 municipalities in the State of Bahia, or approximately 30.5% of the population of the coverage area. TBE, launched in October 2003 "Vivo ao Vivo" - a multimedia super platform, which is a revolution in the concept of service access. "Vivo ao Vivo" brings all services to the handset within reach of a click. "Vivo ao Vivo": Usage interface through icons which represent the operator’s main services – making it easy for the users to access and handle these services (WAP, SMS, voice mail, voice portal, MMS, tones and images, messaging, camera and customization – which is called “Meu Vivo ao Vivo” ).

Tele Leste maintained its focus on data transmission services through a series of advertising campaigns, with special attention to message services, generating growth in the number of customers for this service, particularly for interconnection services between “Vivo” carriers.

Basis of Presentation of Results

On July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Code (CSP) for long distance calls. Therefore, the TCP operators no longer earn VC2 or VC3 (long-distance) revenues, which were replaced with interconnection revenues from the use of its network to complete long distance calls.

As of July 2003, Bill & Keep was implemented, for which payment for the use of the local network between the SMP operators will only occur when the traffic between them exceeds 55%, causing an impact on revenue and interconnection costs. However, this change does not materially affect EBITDA.

OPERATING PERFORMANCE

Operating Data

	1Q04	4Q03	Δ %	1Q03	Δ %

Total number of customers (thousands)	1,189	1,126	5.6%	976	21.8%
Contract	285	291	-2.1%	296	-3.7%
Prepaid	904	835	8.3%	680	32.9%
Market Share (%)*	53.3%	55.0%	-1.7p.p.	58.5%	-5.2p.p.
Net additions (000s)	63	101	-37.6%	4	-
Contract	(5)	2	-	(3)	-
Prepaid	68	99	-31.3%	7	871.4%
Market share of net additions (%)*	34.2%	42.6%	-8.4p.p.	7.1%	27.1p.p.
Market Penetration (%)	14.0%	13.0%	1.0p.p.	11.0%	3.0p.p.
SAC (R$)	111	60	84.6%	80	39.2%
Monthly Churn (%)	1.8%	2.5%	-0.7p.p.	2.7%	-0.9p.p.
ARPU (in R$/month)	28.9	30.8	-6.2%	34.7	-16.7%
Contract	71.6	72.0	-0.6%	63.9	12.1%
Prepaid	12.0	13.3	-9.8%	16.9	-30.0%
Total MOU (minutes)	89	99	-10.3%	98	-9.8%
Contract	175	192	-8.8%	183	-4.4%
Prepaid	54	61	-10.2%	55	-1.5%
Employees	384	385	-0.3%	447	-14.1%
Customers / Employee	3,096	2,925	5.8%	2,184	41.8%

*	Source: ANATEL

Operating Highlights

  Tele Leste’s customer base rose 21.8% in the quarter, compared to 1Q03, reaching 1,189 thousand clients, as a result of stronger commercial activities. For this reason, net additions in the quarter were 14 times greater than those registered in 1Q03.

  In 1Q04, Tele Leste had a 34.2% share of net additions, and a market share of 53.3% at the end of the quarter (market with 4 operators), according to ANATEL (Brazilian Telecom Regulatory Agency).

  Churn of 1.8% was a result of the customer loyalty and retention efforts with greater emphasis on 1Q04.

  Despite the significant number of gross additions, of which were largely pre-paid clients, blended ARPU fell 6.2% in the quarter, reflecting lower service used during the holidays, especially between contract client and also due to bonus awarded at the end of the year and in 1Q03 as a way to gain and encourage clients to replenish their phones.

  Excluding the impact of SMP, the decline in blended ARPU compared to 1Q03 would have been of 12%, as a result of the higher base and since more bonuses were granted (form of customer acquisition adopted by all wireless operators in Brazil).

  Average productivity in terms of clients per employee increased 41.8% and 5.8% compared to 1Q03 and 4Q03, respectively.

FINANCIAL PERFORMANCE

Net Operating Revenues

R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Subscription and usage revenue	48.2	47.5	1.5%	55.8	-13.6%
Network usage	47.4	45.2	4.9%	43.0	10.2%
Other services	4.6	4.6	-	3.7	24.3%
Net operating revenues from services	100.2	97.3	3.0%	102.5	-2.2%
Net operating revenues from handsets	9.6	20.1	-52.2%	5.2	84.6%
Total operating revenue	109.8	117.4	-6.5%	107.7	1.9%

Net operating revenue from services

Net operating revenue from services reached R$ 100.2 million, which, excluding the effect of SMP (B&K and CSP) would have risen 3.1% compared to 1Q03, reflecting the 17.3% growth in the average customer base. This was offset by an increase in pre-paid clients as a percentage of the total base (76.0% in 1Q04 and 69.7% in 1Q03) – with lower ARPU – and also due to higher promotional bonuses awarded in 1Q04 when compared to 1Q03.

Data Revenues

Data revenue has presented strong growth, representing 1.5% of net revenues in 1Q04 (0.9% in 1Q03). Incremental data revenue grew as a function of new services made available and from popular nationwide campaigns to promote the access and use of these services. SMS represented 67.7% of data revenue, and increased by 83.5% compared to 1Q03. The average number of SMS messages sent per month in 1Q04 was approximately 2 million, 35.2% above 1Q03.

Operating Costs

R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Personnel	(6.8)	(9.0)	-24.4%	(8.0)	-15.0%
Cost of services rendered	(20.7)	(20.1)	3.0%	(29.4)	-29.6%
Leased lines	(5.1)	(5.7)	-10.5%)	(5.3)	-3.8%
Interconnection	(3.9)	(3.9)	-	(13.8)	-71.7%
Rents / Insurance / Condominium fees	(3.0)	(2.5)	20.0%	(2.6)	15.4%
Fistel and other taxes	(4.9)	(4.1)	19.5%	(4.3)	14.0%
Third-party services	(3.7)	(3.9)	-5.1%	(3.3)	12.1%
Others	(0.09)	(0.08)	12.5%	(0.1)	-10.0%
Cost of goods sold	(20.1)	(26.2)	-23.3%	(8.7)	131.0%
Selling Expenses	(23.4)	(24.6)	-4.9%	(23.1)	1.3%
Provision for doubtful debtors	(3.2)	(2.3)	39.1%	(3.1)	3.2%
Third-party services	(16.6)	(20.6)	-19.4%	(18.6)	-10.8%
Others	(3.6)	(1.7)	111.8%	(1.4)	157.1%
General and administrative expenses	(8.9)	(8.5)	4.7%	(7.5)	18.7%
Other operating revenues (expenses)	(0.3)	1.1	-	(1.1)	-72.7%
Costs excluding depreciation or amortization	(80.2)	(87.4)	-8.2%	(77.8)	3.1%
Depreciation and amortization	(28.9)	(32.4)	-10.8%	(46.1)	-37.3%
Total Operating Costs	(109.1)	(119.8)	-8.9%	(123.9)	-11.9%

Cost of personnel	Cost of personnel fell 15.0% when compared to the same period last year as a result of personnel optimization and higher productivity.

Cost of services rendered

The cost of services rendered totaled R$ 20.7 million, 29.6% lower than in 1Q03, principally due to a 71.7% decline in interconnection cost, that, just as our revenues, was impacted by the implementation of SMP rules.

Cost of goods sold

Tele Leste’s cost of goods sold increased 131.0% in comparison to 1Q03 due to intense commercial activity (49.2% increase in gross additions), greater intensity in our customer loyalty programs and efforts to renew the base of terminals initiated by the Company.

Selling expenses	Selling expenses remained relatively stabile in the quarter versus the same period last year, despite intensifying competitive pressures and higher commercial activity.

Bad debt

In 1Q04 bad debt was 2.1% of total gross revenues and remained stable compared with 4Q03. Bad debt levels have remained stable as a result of our constant efforts to maintain the quality of our prepaid client base, as well as the strategy to closely monitor credit to resellers and corporate clients adopted by the “VIVO” Group.

EBITDA

EBITDA reached R$ 29.6 million in 1Q04 compared to R$ 30.0 million registered in 4Q03. EBITDA margin in 1Q04 was 27.0%, stable when compared to 1Q03, despite the competitive environment (4 operators) and of the greater commercial activity.

Depreciation and amortization	Depreciation and amortization expense totaled R$ 28.9 million in 1Q04, 37.3% below 1Q03, due to the adjustment related to the reduction in the useful life of terminal equipments.

Financial Result

R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Financial Revenues	2.5	7.3	-65.8%	23.3	-89.3%
Exchange rate variation	0.2	4.2	-95.2%	19.3	-99.0%
Earnings from derivatives	0.2	-	-	-	-
Other financial revenues	2.7	3.6	-25.0%	5.2	-48.1%
(-) PIS/Cofins taxes on financial revenue	(0.6)	(0.5)	20.0%	(1.2)	50.0%
Financial Expenses	(5.3)	(11.9)	-55.5%	(31.2)	-83.0%
Exchange rate variation	(1.8)	(0.0)	-	(0.0)	-
Other financial expenses	(3.5)	(4.2)	-16.7%	(6.6)	-47.0%
Losses from derivatives	-	(7.6)	-	(24.6)	-

Net financial result	(2.8)	(4.6)	-39.1%	(7.9)	-64.6%

Financial result

Net financial result in 1Q04 amounted to an expense of R$ 2.8 million, representing a 39.1% reduction compared to 4Q03 and a 64.6% reduction compared to 1Q03. This result is principally due to a significant decline in derivative losses and the appreciation of the Brazilian real against the US dollar.

Net	Net loss in the quarter was R$ 4.1 million, representing a decline of 74.7% in comparison to 1Q03.

Loans and financing (in R$ million)

R$ million	03/31/2004	12/31/2003	03/31/2003

	Denominated in US$	Denominated in US$	Denominated in US$
Suppliers	4.2	4.1	7.9
Financial institutions	213.7	218.1	325.8

Total	217.9	222.2	333.7

R$ million	03/31/2004	12/31/2003	03/31/2003

Short-term	63.2	68.6	86.0
Long-term	154.7	153.6	247.7
Total Debt*	217.9	222.2	333.7
Cash and Financial Investments	(49.1)	(59.4)	(63.4)
Derivatives	6.7	5.5	(47.1)

Net debt	175.5	168.3	223.2

(*) 100% of gross debt is in US$.

Long-term debt repayment schedule

R$ million	Denominated in US$

2005	2.1
after 2006	152.6
Total	154.7

Indebtedness

In 1Q04, Tele Leste’s total debt amounted to R$ 217.9 million, of which 100% was denominated in US dollars and is totally protected by derivative transactions. This debt was offset by cash and financial investments (R$ 49.1 million) and by derivative assets and liabilities (R$ 6.7 million in payables), resulting in a net cash of R$ 175.5 million. The Company’s debt has been showing steady improvement, and is 21.4% lower than the same period last year. At the end of 1Q04, short-term debt represented 29% of total debt.

Capital expenditures

During the first quarter of 2004, R$ 14.4 million were invested in property, plant and equipment, amounting to 13.1% of net revenue, mainly for improvements and to expand capacity for services provided.

Subsequent event

On April 13, the “Vivo” brand celebrated its first year, reaching the 22 million client mark, making it the 10th largest wireless operator in the world and number one in the southern hemisphere, covering 20 Brazilian states, representing 87% of the territory in the country and 83% of GDP, with a market share of 45% on a national basis and 56% in its coverage area.

Tables below:

Table 1: Tele Leste - Consolidated Income Statement
Table 2: Tele Leste - Consolidated Balance Sheet

Contact:	Ronald Aitken – RI Officer ronald.aitken@vivo.com.br (11) 5105-1172

More information is available on our website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TELE LESTE - CONSOLIDATED INCOME STATEMENT
(Accounts in accordance with the Brazilian Corporate Law)

R$ million	1Q04	4Q03	1Q03

Gross operating revenues	153.6	167.8	147.5
Deductions from gross revenues	(43.8)	(50.4)	(39.8)
Net operating income from services	100.2	97.3	102.5
Net operating revenue from handsets	9.6	20.1	5.2
Net operating revenue	109.8	117.4	107.7
Operating costs	(80.2)	(87.4)	(77.8)
Personnel	(6.8)	(9.0)	(8.0)
Cost of services rendered	(20.7)	(20.1)	(29.4)
Cost of goods sold	(20.1)	(26.2)	(8.7)
Selling expenses	(23.4)	(24.6)	(23.1)
General and administrative expenses	(8.9)	(8.5)	(7.5)
Other operating income (expenses)	(0.3)	1.1	(1.1)
EBITDA	29.6	30.0	29.9
Depreciation and amortization	(28.9)	(32.4)	(46.1)
EBIT	0.7	(2.4)	(16.2)
Net financial income	(2.8)	(4.6)	(7.9)
Operating income	(2.1)	(7.0)	(24.1)
Non-operating revenues / expenses	(0.5)	0.2
Result before taxes	(2.6)	(6.8)	(24.1)
Income tax and social contribution	(1.5)	0.2	7.9
Net profit (loss) for the period	(4.1)	(6.6)	(16.2)

TABLE 2: TELE LESTE - CONSOLIDATED BALANCE SHEET
(Accounts in accordance with the Brazilian Corporate Law)

R$ million	3/31/2004	12/31/2003

ASSETS

Current Assets	204.7	216.9

Cash and cash equivalents	49.1	59.4
Net accounts receivable	97.2	104.4
Inventory	10.6	12.9
Deferred and recoverable taxes	21.0	18.6
Hedging transactions	0.0	-
Prepaid expenses	21.7	6.7
Other current assets	5.1	14.9

Long-term receivables	231.0	222.2

Deferred and recoverable taxes	202.9	202.1
Hedging transactions	15.7	15.2
Prepaid expenses	1.3	1.8
Other long-term assets	11.1	3.2

Permanent	368.0	392.5

Net property, plant and equipment	368.0	392.5

Total Assets	803.7	831.6

TABLE 2: TELE LESTE - CONSOLIDATED BALANCE SHEET
(Accounts in accordance with the Brazilian Corporate Law)

R$ million	3/31/2004	12/31/2003

LIABILITIES

Current Liabilities	240.8	266.3

Personnel, social security charges/benefits	3.1	2.7
Suppliers and consignment	126.5	144.5
Taxes, fees and contributions	18.7	21.7
Loans and financing	63.2	68.6
Profit Sharing + Interest on Shareholder’s Equity/Dividends	1.3	0.5
Hedging transactions	16.6	16.5
Other liabilities	11.4	11.9

Long-term Liabilities	165.2	164.0

Loans and financing	154.7	153.7
Hedging transactions	5.8	4.2
Contingency Provisions	4.4	5.9
Pension Fund	0.3	0.3

Shareholders’ Equity	397.6	401.3

Capital	306.4	305.4
Treasury stock	(0.03)	(0.03)
Reserve	123.4	124.3
Retained earnings (losses)	(32.1)	(28.5)

Total Liabilities	803.7	831.6

Glossary

Financial Terms:

EBIT = Operating result before interest and taxes.
EBITDA = Operating result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Revenue.
CAPEX – Capital Expenditure
Operating Cash Flow = Accrued EBITDA – Accrued CAPEX.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions
PDD – Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.
Net debt = Gross debt – cash – financial investments – securities – active derivative transactions + passive derivative transactions
Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash in a one-year period.
NE – Net Equity
Net debt/ (Net debt + NE) – Index which measures the Company’s financial leverage.
Current Capital (Short-term capital) = Current assets – Current liabilities
Working capital = Current Capital – Net Debt

Technology and Services

CDMA – (Code Division Multiple Access) – Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.
1XRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union), and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology.
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
SMS – Short Message Service – Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers – Number of wireless lines in service.
Gross additions – Total of new customers acquired in the period.
Net additions = Gross Additions – Reduction in number of customers
Market share = Company’s total number of customers / number of customers in its operating area
Net additions market share: participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Churn rate – Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period
Blended ARPU – ARPU of the total customer base (contract + prepaid)
Contract ARPU – ARPU of contract service users
Prepaid ARPU – ARPU of prepaid service users
MOU (minutes of use) – monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU – MOU of contract service users
Prepaid MOU – MOU of prepaid service users
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.